SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of October 2010

Commission File Number: 1-14696

China Mobile Limited

(Translation of registrant’s name into English)

60/F, The Center

99 Queen’s Road Central

Hong Kong, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                .

EXHIBITS

Exhibit Number		Page

1.1	Announcement, dated October 15, 2010	A-1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA MOBILE LIMITED

Date: October 15, 2010	By:	/s/ Li Yue
		Name:	Li Yue
		Title:	Chief Executive Officer

Exhibit 1.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

ANNOUNCEMENT

The Board is pleased to announce that, in respect of the share subscription agreement entered into between Guangdong Mobile and SPD Bank on 10 March 2010, all necessary approvals from the government and relevant regulatory authorities in respect of the Subscription have been obtained, and other conditions precedent to the completion of the Subscription that are required to be fulfilled have also been fulfilled. The completion of the Subscription has taken place and Guangdong Mobile has been registered as a shareholder of SPD Bank.

Reference is made to the announcement dated 10 March 2010 of China Mobile Limited (“Company”) in relation to the subscription for 20% interest in Shanghai Pudong Development Bank Co., Ltd. (“SPD Bank”) by China Mobile Group Guangdong Company Limited (“Guangdong Mobile”), a wholly-owned subsidiary of the Company (“Subscription”), and the shareholders’ circular dated 21 April 2010 in relation to the Subscription.

The board of directors of the Company (“Board”) is pleased to announce that, in respect of the share subscription agreement entered into between Guangdong Mobile and SPD Bank on 10 March 2010, all necessary approvals from the government and relevant regulatory authorities in respect of the Subscription have been obtained, and other conditions precedent to the completion of the Subscription that are required to be fulfilled have also been fulfilled. The completion of the Subscription has taken place and Guangdong Mobile has been registered as a shareholder of SPD Bank. According to the profit distribution plan of SPD Bank for 2009, all shareholders of SPD Bank are entitled to three bonus shares and a cash dividend of RMB1.5 (tax inclusive) for every ten shares they hold. Pursuant to the share subscription agreement entered into between Guangdong Mobile and SPD Bank, the number of shares of SPD Bank to be subscribed by Guangdong Mobile and the consideration per share payable by Guangdong Mobile to SPD Bank shall be adjusted accordingly. The total number of subscription shares after adjustment is 2,869,764,833 shares, which continues to represent 20% of the enlarged issued share capital of SPD Bank, and the subscription price per share after adjustment is RMB13.75, with the total consideration being adjusted from the original amount of approximately RMB39.8 billion to approximately RMB39.5 billion.

A-1

By Order of the Board China Mobile Limited Wong Wai Lan, Grace Company Secretary

Hong Kong, 15 October 2010

As at the date of this announcement, the Board comprises Mr. Wang Jianzhou, Mr. Li Yue, Mr. Lu Xiangdong, Mr. Xue Taohai, Madam Huang Wenlin, Mr. Sha Yuejia, Mr. Liu Aili, Madam Xin Fanfei and Mr. Xu Long as executive Directors, and Dr. Lo Ka Shui, Mr. Frank Wong Kwong Shing and Dr. Moses Cheng Mo Chi as independent non-executive Directors.

A-2